Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final summarized voting map

According to CVM Instruction Nº 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution at its and Extraordinary General Stockholders' Meeting held on April 26, 2022 at 11:10 a.m. exclusively held online, is presented below:

Item	Description - extraordinary agenda	Voting	Number of shares	% over total voting
1	Amend the Bylaws to: (i) Change the notice period for calling the General Stockholders' Meeting to twenty one (21) from fifteen (15) days on first call, in accordance with the provisions of the Brazilian Corporate Law:	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
2	Amend the Bylaws to: (ii) Provide for the annual election of members of the Audit Committee:	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
3	Amend the Bylaws to: (iii) Update the independence criteria for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN):	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
4	Amend the Bylaws to: (iv) Update the reelection rules for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN):	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
5	Amend the Bylaws to: (v) Improve the wording of the representation rule for the Company:	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
6	Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned and resulting adjustments to wording:	Approve	4,565,818,912	99.99216
		Reject	-	-
		Abstain	357,816	0.00784
7	Update the Stock Grant Plan.	Approve	4,544,534,128	99.52602
		Reject	21,284,784	0.46614
		Abstain	357,816	0.00784

São Paulo-SP, April 26, 2022.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence